Senior Vice President, General Counsel and Secretary	P 856-346-8355 F 856-346-8217
1025 Laurel Oak Road Voorhees, NJ 08043 Kellye.Walker@amwater.com

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Water Works Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed March 26, 2010 File No. 001-34028

Dear Mr. Owings:

We have received the staff’s comment letter, dated May 26, 2010, with respect to the above-captioned filings. As discussed by Thomas Wyatt, American Water’s SEC Counsel, with Ronald Alper of the staff, American Water will require additional time to respond to the staff’s comments beyond the requested 10 business day response time set forth in the comment letter.

American Water will provide its response to the staff’s comments by June 22, 2010. We appreciate the staff’s consideration in this regard.

Yours truly,

/s/ Kellye L. Walker

Senior Vice President, General Counsel and Secretary